Mail Stop 3561



								February 24, 2006



Mr. Lawrence S. Coben
Chairman of the Board and Chief Executive Officer
Tremisis Energy Acquisition Corporation
1775 Broadway, Suite 604
New York, New York  10019

Re:	Tremisis Energy Acquisition Corporation
	Amendment No. 1 to Preliminary Proxy Statement on Schedule
14A
      Filed February 1, 2006
	File No. 000-50682

Dear Mr. Coben:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Engineering comments will be forthcoming.

2. We note your supplemental response to prior comment three of our letter dated January 19, 2006. Please identify ADP and explain its role in the solicitation.

3. While we note that certain information cannot be filled in until immediately prior to filing the definitive proxy statement, all other information should be provided. Please include such disclosure in the next amendment.

4. We partially reissue prior comment four of our letter dated
January 19, 2006.  Please provide the information required by Item
10
(a) of Schedule 14A.

5. We partially reissue prior comment five of our letter dated
January 19, 2006. Please include a statement on the last page of the proxy statement as to which documents, or portions of documents, are incorporated by reference. See Note D1 of Schedule 14A.

Proxy Card

6. Please clarify how you will treat written votes received after the voting deadline.

Questions and Answers about the Proposals, page 15

7. Please state how an improperly executed demand for conversion can be remedied.

8. Please update the estimated net proved reserves. Currently this information is as of September 30, 2005.

Summary of the Proxy Statement, page 19

9. We partially reissue prior comment 21 of our letter dated
January
19, 2006. We continue to note the statement that "the balance of the net proceeds of the IPO, or approximately $1,020,000 has been and will be used by Tremisis to pay the expenses incurred in its pursuit of a business combination." The amount of net proceeds in escrow is
$33,143,000 and only $30,000,000 will be given to RAM after the merger. Please revise the disclosure to account for the difference.

The Parties, page 17

10. We reissue prior comment 22 of our letter dated January 19, 2006.
We continue to note the statement that if Tremisis is unable to consummate a business combination by May 18, 2006, Tremisis` officers will dissolve and liquidate Tremisis within 60 days. This does not reconcile with the disclosure in the Form S-1 that the instruction to the trustee would be given promptly after the expiration of the 24-
month period. Please revise the statement to be consistent with the
Form S-1. The 60 day time period is not consistent with the disclosure in the Form S-1 regarding the prompt return of funds.

Lock-Up Agreement, page 24

11. Please clarify the "certain exceptions" to the lock-up agreement.

Tax Consequences of the Merger, page 29

12. Please name counsel that provided the tax opinions. Also, file the opinions with the proxy and include consents or otherwise advise.

Risks Related to the Merger, page 40

13. Please disclose the number of shares that will be held by insiders and that are subject to the lock-up agreement.

Background of the Merger, page 48

14. We partially reissue prior comment 58 of our letter dated
January
19, 2006.  Please provide us with a copy of the Confidentiality
Agreement signed on April 14, 2005. We were unable to locate the agreement in the materials provided.

15. We partially reissue prior comment 65 of our letter dated
January
19, 2006. Please supplementally provide us with copies of the projections and any other non-public information used by Tremisis in the merger negotiations and agreement.

Interest of Tremisis` Directors and Officers in the Merger, page
52

16. We partially reissue prior comment 68 of our letter dated
January
19, 2006. Quantify, to the extent practicable, the value of the 600,000 warrants held by Tremisis` officers and directors.

Valuation Overview, page 55

17. We reissue prior comment 71 of our letter dated January 19, 2006.
We note your explanation in the correspondence. However, we cannot locate this disclosure in the proxy statement. Please advise or revise.





Discounted Cash Flow Analysis, pages 55-56

18. We reissue prior comments 72 and 73 of our letter dated
January
19, 2006.  We note your explanation in the correspondence.
However,
we cannot locate this disclosure in the proxy statement. Please advise or revise.

Fees and Expenses, page 70

19. We note your response to prior comment 78 of our letter dated
January 19, 2006. Please clarify whether the approximately $2.9 million fee to be paid by RAM to WestLB is contingent on the completion of the merger.

Pro Forma Earnings (Loss) Per Share, page 76

20. We note your response to prior comments 81 and 82 of our letter dated January 19, 2006. Please revise your disclosures under the caption "Selected Summary Historical and Pro Forma Consolidated Financial Information" on page 30 to include disclosures regarding the pro forma net loss per share for each period, similar to the disclosures provided on page 76.

21. Please revise your disclosures for both the fiscal year ended December 31, 2004 and the nine months ended September 30, 2005 to include a pro forma statement of operations that includes the accounts of Tremisis. While we note the transaction will not be accounted for as a purchase method business combination, we do not believe this eliminates the requirement to provide a pro forma statement of operations. Item 9.01 of Form 8-K was recently amended to explicitly require Article 11 pro forma disclosures for mergers involving shell companies, and we believe the same principle should be applied to this situation. Refer also to SEC Release 33-8587, dated July 15, 2005.

Business of RAM, page 93

22. We reissue prior comment 24 of our letter dated January 19,
2006
as it relates to disclosure on page 94. Please provide the basis for the statement that "RAM believes that it has substantial additional acquisition, development and exploitation opportunities in its core areas of operations" or delete.

23. We note the various lease and other arrangements the company has entered into. Disclose the material terms of any material lease arrangements. Provide these lease and other arrangements supplementally.



Oil and Natural Gas Marketing and Hedging, page 104

24. Please name the three purchasers who accounted for approximately
75% of your oil and natural gas sales and clearly indicate that these are your major customers. If you have agreements with these three purchasers, please disclose the material terms. Provide us with these agreements supplementally.

Legal Proceedings, page 106

25. Schedule 2.10 shows two other pending litigation other than Sacket v. Great Plains. Please advise us why the cases, Ricky Oliver
v. Triple S. Welding Service, Inc. and Joshi Technologies International v. WG Energy, Ltd., need not be discussed in the proxy statement.

RAM`s Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 107

26. Clarify whether the oil and natural gas production costs, which increase was attributable to the WG Acquisition, is anticipated to stay at the increased level in the future.

27. Please reconcile the operating revenue increase for the nine months ended September 30, 2005 as compared to 2004 with the financial statements. The current disclosure indicates that the increase in revenues was $17.5 million. The financial statements indicate the total revenues and operating income increased by only $5.4 million. Please revise.

Independent Auditors` Fees, page 126

28. Please revise your disclosure to include all the information required by Item 9 of Schedule 14A, as applicable. We note that your current disclosure is incomplete and addresses only the most recent fiscal year rather than the past two fiscal years.

RAM Related Party Transactions, page 132

29. We reissue prior comment 101 of our letter dated January 19, 2006. Please indicate the total amount of expenses Tremisis has reimbursed its officers and directors for out-of-pocket expenses incurred in connection with identifying and investigating business combinations and business targets.

30. We note the disclosure that "accepting participants [in the 5% interest in the prospect generated by KCS] included, among other officers and employees of RAM, ...."  All officers and employees of
RAM that participated in this prospect should be included in this section.

31. We partially reissue prior comment 106 of our letter dated
January 19, 2006. Please identify the $260,000 and $46,000 expenses paid on behalf of Danish Knights.

RWG Energy, Inc. Financial Statements, page F-46

32. According to your response to prior comment 110 of our letter dated January 19, 2006, you are providing the financial statements of
RWG Energy (known before the acquisition as WG Energy, Inc.) under
Item 310(c) of Regulation S-B. Financial statements of businesses recently acquired by the target need not be furnished unless their omission would render the target`s financial statements misleading or substantially incomplete. However, if you include such financial statements, they should be for the periods preceding the acquisition required by Items 310(c)(2) and (3). This would appear to include WG
Energy Inc.`s audited annual financial statements for the years ending December 31, 2003 and 2002, and interim financial statements for the nine months ending September 30, 2004. It is not appropriate to provide the financial statements through a period after the merger or reflecting the purchase accounting from the merger. Please revise accordingly.

Note 11 - Derivative Financial Instruments, page F-65

33. We note your response to prior comment 118 of our letter dated January 19, 2006. Please tell us why the cash flow statement for the year ended December 31, 2003 reflects a deferred hedge loss of $286,157. By definition, deferred hedge gains and losses are excluded from the determination of net income or loss. Also, please reconcile your disclosure on page F-59 that your policy is to measure hedge effectiveness at least on an annual basis to paragraph 28(b) of
FAS 133, which requires effectiveness to be measured at least every three months. Revise your disclosure in Note 11 to identify the hedged transaction as a cash flow hedge, and to provide the applicable disclosures required by paragraph 45(b) of FAS 133.

Appendix E:  Fairness Opinion

34. We note the statement in the opinion that "this letter is solely for the information of the Board of Directors of the Company and may not be relied upon by any other person... without Gilford`s prior written consent." Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for Gilford`s belief that shareholders cannot rely upon the opinion to support any claims against Gilford arising under applicable state law (e.g., the inclusion of an express disclaimer in Gilford`s engagement letter with Tremisis). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Gilford would have no effect on the rights and responsibilities of either Gilford or the board of directors under the federal securities laws.

*******

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Carlton Tartar at 202-551-3387 or Terence O`Brien at 202-551-3355, if you have questions regarding comments on the financial statements and related matters. You may contact Ronald
Winfrey, petroleum engineer, at 202-551-3704, if you have questions related to oil and gas engineering matters. Please contact Yuna Peng at 202-551-3391 or Ronald E. Alper at 202-551-3329, or Pamela Howell, who supervised the review of your filing, at (202) 551-3357, with any other questions.


      Sincerely,



      John Reynolds
      Assistant Director


cc:	David Alan Miller, Esq.
	Sherie B. Rosenberg, Esq.
	(212) 818-8881


??

??

??

??

Mr. Lawrence S. Coben
Tremisis Energy Acquisition Corporation
February 24, 2006
Page 1